ImmunoPrecise Antibodies to Participate at H.C. Wainwright's 26th Annual Global Investment Conference in New York

VICTORIA, BRITISH COLUMBIA (CANADA), August 26, 2024 – ImmunoPrecise Antibodies Ltd. (the “Company” or “IPA”) (NASDAQ: IPA), is pleased to announce that it will be attending H.C. Wainwright's 26th Annual Global Investment Conference (the "Global Investment Conference"). The Company's management team invites shareholders and all interested parties to attend. Admission to the Global Investment Conference is free to qualified investors.

The Global Investment Conference will be held in-person at the Lotte New York Palace Hotel in Midtown Manhattan, New York, and virtually, from September 9 to September 11, 2024. The Company will be conducting one-on-one meetings.

For appointment scheduling, please contact Jennifer K. Zimmons, PhD, MBA at Quantum Media: jen@quantum-corp.com, +1.917.214.3514.

The Global Investment Conference brings together companies, industry professionals, and investors from various sectors, including biotech and life sciences, offering opportunities for networking, one-on-one investor meetings, and company presentations.

For more information and/or to register for the Global Investment Conference, please visit: HCW Events.

About ImmunoPrecise Antibodies Ltd.

The IPA Family (as defined below) is a biotherapeutic research and technology group that leverages systems biology, multi-omics modelling and complex artificial intelligence systems to support its proprietary technologies in bioplatform-based antibody discovery. Services include highly specialized, full-continuum therapeutic biologics discovery, development, and out-licensing to support its business partners in their quest to discover and develop novel biologics against the most challenging targets. ImmunoPrecise Antibodies Ltd. has several subsidiaries in North America and Europe including entities such as Talem Therapeutics LLC, BioStrand BV, ImmunoPrecise Antibodies (Canada) Ltd. and ImmunoPrecise Antibodies (Europe) B.V. (collectively, the “IPA Family”). For further information, visit www.ipatherapeutics.com.

Investor Relations Contact

Kirsten Beduya

Quantum Media Group, LLC

kirsten@quantum-corp.com

Forward-Looking Statement

This press release contains forward-looking statements within the meaning of applicable United States securities laws and Canadian securities laws. Forward-looking statements are often identified by the use of words such as “expects” “estimates”, “intends”, “anticipates” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “would”, “might” or “will” be taken, occur or be achieved. Forward–looking statements include statements regarding our future stock price and our ability to regain compliance with Nasdaq continued listing requirements. Although the Company believes that we have a reasonable basis for each forward-looking statement, we caution you that these statements are based on a combination of facts and factors currently known by us and our expectations of the future, about which we cannot be certain. Our actual future results may be materially different from what we expect due to factors largely outside our control, including risks and uncertainties related to market and other conditions and the impact of general economic, industry or political conditions in the United States, Canada or internationally. You should also consult our quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties. These forward–looking statements speak only as of the date of this press release and the Company undertakes no obligation to revise or update any forward–looking statements for any reason, even if new information becomes available in the future.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of factors and risks, as discussed in the Company’s Annual Report on Form 20-F for the year ended April 30, 2024 (which may be viewed on the Company’s SEDAR+ profile at www.sedar.com and EDGAR profile at www.sec.gov/edgar). Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results, performance, or achievements may vary materially from those expressed or implied by the forward-looking statements contained in this news release. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release. The forward-looking statements contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. The Company does not assume any obligation to update or revise any forward-looking statements, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Source: ImmunoPrecise Antibodies Ltd.